12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

April 3, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Vital Therapies, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on March 11, 2014

File No. 333-191711

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 2, 2014, to Terence E. Winters, Ph.D., Co-Chairman of the Board and Chief Executive Officer of Vital Therapies, Inc. (the “Company”) regarding Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-191711 (the “Registration Statement”), filed by the Company on March 11, 2014.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 5 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), responding to the Staff’s comments and amending the Registration Statement. We are enclosing a copy of the Amended Registration Statement, together with a copy that is marked to show the changes from the Registration Statement.

Prospectus Summary

Overview, page 1

1.	We note your disclosure that the ELAD system has received orphan designation in the United States and Europe for the treatment of acute liver failure. Please revise your disclosure in this section to indicate the benefits conveyed by this designation. In addition, please clarify that the granting of a request for orphan designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

Securities and Exchange Commission

April 3, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 and elsewhere in the Amended Registration Statement to provide the requested clarifying disclosure with respect to the term “orphan designation”.

2.	We note your disclosure that you are currently conducting two Phase 3 clinical trials in VTI-208 and VTI-210, respectively. However, we also note your disclosure that you expect to initiate enrollment of subjects in your Phase 3 trial for VTI-210 in the first half of 2014. As such, it does not appear that you have yet commenced Phase 3 clinical trial for VTI-210. Please revise your disclosure in this section and throughout the registration statement to address this inconsistency. In addition, you should also revise charts illustrating clinical development in the prospectus to clarify that clinical trials for VTI-210 have not yet entered Phase 3.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Registration Statement as appropriate to clarify that the Company is currently enrolling patients in the VTI-208 Phase 3 clinical trial, and has opened the VTI-210 Phase 3 clinical trial and plans to begin enrolling patients in the first half of 2014. The Company has also revised the chart on page 2 to reflect the stage of the VTI-210 Phase 3 clinical trial.

3.	Please define the term “ultra-orphan” at your first use, indicate whether this designation is used by FDA or EMA, and explain why a Phase 3 trial may not be necessary to obtain marketing approval for VTI-212 following receipt of data from the Phase 2 trial. Please also indicate whether the FDA or EMA has indicated that Phase 3 trials may not be necessary for VTI-212.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the term “ultra-orphan” throughout the Amended Registration Statement because the term, while commonly understood in the Company’s industry, is not formally used by the FDA or EMA. The Company has also provided the requested additional disclosure regarding its VTI-212 clinical trial on pages 2 and 69 and elsewhere in the Amended Registration Statement.

Use of Proceeds, page 41

4.	Please revise your disclosure in this section to indicate how your use of proceeds from the offering will be allocated towards the clinical development for each of VIT-208, VTI-210, and VTI-212, respectively.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that due to the reasons disclosed on page 41 of the Amended and Restated Registration Statement, the Company is unable to accurately allocate the proceeds of the offering among each of its clinical trials at this time. The Company has revised the disclosure on page 41 of the Amended Registration Statement to state that it is unable to accurately allocate the proceeds at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Subjective Judgments and Estimates Stock-based Compensation, page 54.

5.	Please expand your disclosure to state that valuation of your common stock prior to the planned offering involves estimates that are highly complex and subjective and that these estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Securities and Exchange Commission

April 3, 2014

We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since December 2013 through the date of effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the requested additional disclosure on page 56 of the Amended Registration Statement. The Company will supplementally provide to the Staff the requested analysis regarding its equity issuances.

*        *        *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this submission, please advise us at your earliest convenience. You may reach me at (858) 350-2364 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Anthony G. Mauriello
Anthony G. Mauriello

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.

Duane Nash, Vital Therapies, Inc.

Michael V. Swanson, Vital Therapies, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

William Molloie, PricewaterhouseCoopers LLP